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SEC
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SECU

18006341

MAR 05 2018

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-69760

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: RealtyShares Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

525 Market Street, Suite 2800
(No. and Street)

San Francisco	CA	94105
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Lawrece Fassler (415) 741-0129

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte
(Name – *if individual, state last, first, middle name*)

555 Mission St #1400	San Francisco	CA	94105
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KB.

OATH OR AFFIRMATION

I, Lawrence Fassler, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of RealtyShares Securities, LLC, as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

See Attached Acknowledgement/Jurat

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ACKNOWLEDGMENT

California All-Purpose Acknowledgment

A Notary Public or other officer completing this certificate verifies only the identity of the individual who signed the document, to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California))
County of San Francisco)) *ss.*

On March 1, 2018 before me, Trish Casey, Notary Public, personally appeared Lawrence J. Fassler, who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under **PENALTY OF PERJURY** under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

Trish Casey

Signature of Notary Public *LS*

TRISH CASEY
Notary Public - California
San Francisco County
Commission # 2165929
My Comm. Expires Oct 20, 2020

Attached Loose Certificate, Acknowledgment for document:

Annual Audited Report Form X-17A-5
03/01/2017

Deloitte.

Deloitte & Touche LLP
555 Mission Street
Suite 1400
San Francisco, CA 94105
USA

Tel: +1 415 783 4000
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Management of RealtyShares Securities, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of RealtyShares Securities, LLC (the "Company") as of December 31, 2017, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Deloitte & Touche LLP

February 28, 2018

We have served as the Company's auditor since 2017.

REALTYSHARES SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2017

ASSETS	
CASH	$ 1,872,295
RECEIVABLES FROM BROKER DEALER	252,700
OTHER ASSETS	34,237
TOTAL ASSETS	$ 2,159,232
LIABILITIES AND MEMBER'S EQUITY	
ACCOUNTS PAYABLE AND OTHER LIABILITIES	$ 926,722
TOTAL LIABILITIES	926,722
MEMBER'S EQUITY	1,232,510
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 2,159,232

See notes to statement of financial condition.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

RealtyShares Securities, LLC (the "Company") is a Delaware Limited Liability Company ("LLC") registered as a broker/dealer in securities under the Securities Exchange Act of 1934, as amended. The Company was organized on March 10, 2016 and registered in California on March 1, 2017. The Company is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investors Protection Corporation ("SIPC"). The Company is a wholly-owned subsidiary of RealtyShares, Inc. (the "Parent").

The Company works alongside a third-party broker-dealer ("BD"), that effects the securities transactions related to real estate investment opportunities listed on the online investment platform operated by the company's parent, RealtyShares, Inc., at www.realtyshares.com. The Company provides related offering services in support of the BD's securities transactional work. It does not carry security accounts for customers and does not perform custodial functions relating to customer securities.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash

Cash held at bank. (Cash described in Note 2)

Accounts Receivable

Accounts receivable consists of the amount due from BD for underwriting and selling fees on closed deals. No allowance for doubtful accounts has been provided as management reasonably believes that all receivables are fully collectible.

Note 2: COMMITMENTS AND CONTINGENCIES

Concentration of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the

Company's policy to review, as necessary, the credit standing of each counter party.

FDIC – Cash

The Company maintains bank accounts at financial institutions. These accounts are insured by the Federal Deposit Insurance Commission ("FDIC") up to $250,000. At times during the year, cash balances held in financial institutions were in excess of the FDIC insured limits. The Company has not experienced any losses in such accounts and management believes that it has placed its cash on deposit with financial institutions which are financially stable.

Note 3: RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

The Financial Accounting Standards Board (the "FASB") has established the Accounting Standards Codification ("Codification" or "ASC") as the authoritative source of generally accepted accounting principles ("GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASUs").

For the year ended December 31, 2017, various ASUs issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

In May 2014, the FASB issued ASU 2014-09, *Revenue from Contracts with Customers*, and subsequent amendments to the initial guidance, collectively referred to as Topic 606. Topic 606 requires entities to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which entities expect to be entitled in exchange for those goods or services. Topic 606 will replace most existing revenue recognition guidance in GAAP when it becomes effective. Topic 606 allows entities to adopt the guidance with one of these two methods: full retrospective, which applies retrospectively to each prior reporting period presented, or modified retrospective, which recognizes the cumulative effect of initially applying the revenue standard as an adjustment to the opening balance of retained earnings in the period of initial application. Topic 606, as amended, is effective for annual reporting periods beginning after December 15, 2017. The Company adopted the standard on January 1, 2018 using the modified retrospective method. The adoption of Topic 606 will not have a material impact to the Company.

Note 4: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1 as a

first year broker-dealer. Net capital and aggregate indebtedness change day to day, but on December 31, 2017, the Company had net capital of $1,198,273 which was $1,082,433 in excess of its required net capital of $5,000; and the Company's ratio of aggregate indebtedness $926,722 to net capital was 0.77 to 1 ratio, which is less than the 8 to 1 as a first year broker-dealer maximum ratio allowed of a broker/dealer.

Member's Distributions

Net Capital calculations are performed monthly by the Company's Financial & Operations Principal ("FINOP"). Excess net capital is reviewed periodically by management and distribution requests are submitted to the FINOP for testing. Net capital is calculated and approved by the FINOP and submitted back to the Company for final review. Final approval of the distribution is co-signed by the CEO and Head of Finance.

Note 5: SUBSEQUENT EVENTS

Management has reviewed events occurring through February 28, 2018, the date the financial statements were available to be issued. The Company has determined that there were no material subsequent events that require disclosure in the financial statements.

RealtyShares Securities, LLC

(SEC. I.D. No. 8-69760)

Statement of Financial Condition as of December 31, 2017, and Report of Independent Registered Public Accounting Firm

PUBLIC DOCUMENT

Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a public document.